SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         Date of Report: April 3, 2003


                                   BIORA AB

                            SE-205 12 Malmo, Sweden

                        Telephone: (011) 46-40-32-13-33

         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       |x|   Form 20-F                      |_|  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       |_|   Yes                             |x|   No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.


         This Form 6-K consists of a Press Release dated April 2, 2003 announcing the termination of the Medpharma license agreement.



               Press release from Biora AB (publ), April 2, 2003

No 3/03

                                                         FOR IMMEDIATE RELEASE



BIORA TERMINATES ITS LICENSE AGREEMENT WITH MEDPHARMA PLC

Following the non-payment by Medpharma plc (UK) of license fees due to Biora in the first quarter of 2003, the Company has decided to terminate its license agreement with Medpharma for the xerostomia (dry mouth) project targeted to groups other than dentists and dental specialists.

Biora has a claim against Medpharma for the unpaid license fees in the amount of USD 500,000 plus interest. This amount has not been accounted in previous reporting periods. In addition, Biora may be entitled to additional damages. Biora has not yet decided what further actions to take in regards to the termination of the Medpharma license agreement.

Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

__________________________________________________________
For further information, please contact:
-    Svante Lundell, CFO and Investor Relations, Biora +46-70 532 30 65
-    Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
-    http://www.biora.com

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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       BIORA AB


Dated: April 3, 2003                   By:  /s/  Svante Lundell
                                            --------------------------
                                            Svante Lundell
                                            Chief Financial Officer